Prudential Investments, LLC
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102
April 1, 2014
The Board of Trustees
Prudential Investment Portfolios 12
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102
Re:	Prudential US Real Estate Fund
To the Board of Trustees:
Prudential Investments LLC has contractually agreed, through July 31, 2015 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes and deferred tax expenses, interest and brokerage commissions) of each class of shares to 1.35% of the Fund's average daily net assets.
Very truly yours,
PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President